FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July, 2008

Commission File Number: 001-10220

REPSOL YPF, S.A.

(Exact name of registrant as specified in its charter)

Paseo de la Castellana, 278

28046 Madrid, Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

REPSOL YPF, S.A.

Item
1.	Webcast presentation for second quarter 2008 results.

0 2008 Second Quarter PRELIMINARY RESULTS WEBCAST-CONFERENCE CALL 17.00 H CET July, 31 2008 st

Disclaimer
Safe harbour statement under the US Private Securities Litigation Reform Act of 1995
This document contains statements that Repsol YPF believes constitute forward-looking statements within the meaning of the US Private Securities
Litigation Reform Act of 1995. These forward-looking statements may include statements regarding the intent, belief, or current expectations of
Repsol YPF and its management, including statements with respect to trends affecting Repsol YPF’s financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volume and reserves, as well as Repsol YPF’s plans, expectations or objectives with respect to capital expenditures, business, strategy, geographic concentration, costs savings, investments and dividend payout policies. These forward-looking statements may also include assumptions regarding future economic and other conditions, such as future crude oil and other prices, refining and marketing margins and exchange rates. These statements are not guarantees of future performance, prices, margins, exchange rates or other events and are subject to material risks, uncertainties, changes and other factors which may be beyond Repsol YPF’s control or may be difficult to predict.
Repsol YPF’s future financial condition, financial ratios, results of operations, business, strategy, geographic concentration, production volumes, reserves, capital expenditures,  costs savings, investments and dividend payout policies, as well as future economic and other conditions, such as future crude oil and other prices, refining margins and exchange rates, could differ materially from those expressed or implied in any such forward-
looking statements. Important factors that could cause such differences include, but are not limited to, oil, gas and other price fluctuations, supply and demand levels, currency fluctuations, exploration, drilling and production results, changes in reserves estimates, success in partnering with third parties, loss of market share, industry competition, environmental risks, physical risks, the risks of doing business in developing countries, legislative, tax, legal and regulatory developments, economic and financial market conditions in various countries and regions, political risks, wars and acts of terrorism, natural disasters, project delays or advancements and lack of approvals, as well as those factors described in the filings made by Repsol YPF and its affiliates with the Comisión Nacional del Mercado de Valores in Spain, the Comisión Nacional de Valores in Argentina, and the
Securities and Exchange Commission in the United States; in particular, those described in Section 1.3 “Key information about Repsol YPF – Risk
Factors” and Section 3 “Operating and Financial Review and Prospects” in Repsol YPF’s Annual Report on Form 20-F for the fiscal year ended
December 31, 2007 filed with the US Securities and Exchange Commission and available on Repsol YPF’s website (www.repsol.com). In light of the foregoing, the forward-looking statements included in this document may not occur.
Repsol YPF does not undertake to publicly update or revise these forward-looking statements even if experience or future changes make it clear that the projected performance, conditions or events expressed or implied therein will not be realized.
This document does not constitute an offer for sale of Repsol YPF's or YPF Sociedad Anonima's respective ordinary shares or ADSs in the United
States or otherwise. Repsol YPF's and YPF Sociedad Anonima's respective ordinary shares and ADSs may not be sold in the United States absent registration or an exemption from registration under the US Securities Act of 1933, as amended.

2 2Q 2008 HIGHLIGHTS Miguel Martínez COO

2Q 2008 Highlights
2Q 2008 Results:
Strong quarterly operating results: 27% higher year-on-year, due to:
•
Higher international oil and gas prices
•
Stronger refining margins
•
Strengthen of the Euro against US dollar
In YPF:
•
Margins have continued its increasing trend
•
YPF has released strong results

BRAZIL: BM-S-9
•
GUARA:  New discovery in Santos Basin
Located in BM-S-9 block (adjacent to Carioca)
Light oil resources: 28º API.
•
CARIOCA:  Evaluation plan approved by the ANP
2 appraisal wells in next year
Long production test
2Q 2008 Major Events:  UPSTREAM  (1)

2Q 2008 Major Events:  UPSTREAM  (2)
LIBYA
•
Extension of our licenses in Libya: NC-115 and NC-186:
Extends the term to 2032
Entitlement share of production 13%  for NC-115 and 12% for NC-186
A  US$1 bn signing bonus contracts to be paid by the consortium
Reserves could be increased by 12%
Exploration licenses extended by 5 years
•
I/R field start-up:
Start up of 1 of the 10 key projects
Production started in June
Current production is 6,300 Bbl/d
Reach plateau of 90,000 Bbl/d in 2012

2Q 2008 Major Events:  DOWNSTREAM
DOWNSTREAM
Refining margins in Spain 5% higher
Lower chemical results as a consequence of international oil prices
Projects considered in the Strategic Plan on track, on budget and on schedule

7 2Q 2008 Major Events: YPF YPF • Strong 2Q08 results: Ongoing margins´ recovery Production affected by strikes • YPF IPO: Completion of the 0.1% Petersen Group´s bid IPO process on scheduled

•
Attractive for Repsol
•
Fits with strategic targets
Reinforce presence in LNG
Increase investment in OECD
Maintain financial flexibility
Dividends policy not affected
Gas Natural –
Unión Fenosa
Acquisition

Gas Natural –
Acquisition of Unión Fenosa
Accelerating the fulfilment of the Strategic Plan targets
08–12 Strategic Plan
growth targets
Notes:
1     Including hydro
2     Customer connections
3     Unión Fenosa Gas
4     For the year ended 31-12-2007
Unión Fenosa
today
550% +3.3 +0.6
+3.3
143%
+4.8
215%
+4.3 +9.2
72%
+9 +6.5
200% +1 +2
% Achieved
200%
+1 +2
131%
+1.6 +2.1
4
CCGTs (GW)
Renewables¹
+CHP (GW)
Clients²
(m)
Gas portfolio³
(bcm)
Regasification
plants (no.)
Liquefaction
plants (no.)
EBITDA (€bn)
Gas Natural’s Strategic Plan non-organic growth is met by the acquisition of Unión Fenosa at a similar relative price, and without execution risk

Gas Natural –
Acquisition of Unión Fenosa
Significant balance sheet strengthening in the medium term
Initial
net debt
Asset
sales +
Capital
increase
Total
net debt
Cash flow
1
Total
net debt
2012E
26
Cummulative
2009-2012
~20
~15-16
Dividends
Initial deleveraging through
asset sales and capital
increase
Substantial additional
deleveraging from operating
cash flow
No impact on
dividend policy
2012E
Notes:
1 Includes operating cash flow after taxes, capex and change in working capital
2 Defined as Net debt / (Net debt + shareholders equity)
Capex optimisation, synergies and cash flow generation potential will account for rapid balance sheet deleveraging
Leverage
~50%
2

11 2Q 2008 Results Miguel Martínez Miguel Martínez COO COO

12 1,416 1,804 0 500 1000 1500 2000 2Q 07 2Q 08 799 907 0 400 800 2Q 07 2Q 08 Million € Million € 2Q 2008 Results Operating Operating Income Income Net Income Net Income

428
758
0
200
400
600
800
2Q 07 2Q 08
Million €
2Q 2008 Results
633
668
0
200
400
600
2Q 07 2Q 08
Million €
UPSTREAM DOWNSTREAM
19
18
0
10
20
2Q 07 2Q 08
Million €
L N G
296
324
0
200
400
2Q 07 2Q 08
Million €
YPF
95
134
0
40
80
120
2Q 07 2Q 08
Million €
GAS  NATURAL
Adjusted
Adjusted
Operating
Operating
Income
Income

UPSTREAM:
•
Production practically flat.
DOWNSTREAM:
•
Crude Oil processed:   - 6.5%
•
Petrochemical products sales:   - 11.6%
•
Own network oil products sales: - 5.6% impacted by transport strikes
•
LPG:   - 7.2%
YPF
•
Production: -5.7%
•
Crude processed and dowstream sales flat.
2Q 2008 Physical Magnitudes

428
613
758
-143
-115
-25
0
400
800
1200
Million Euro
2Q 2008 Results:  UPSTREAM
2Q07
Exchange rate
Others
Exploration
expenses
2Q08
Price effect
UPSTREAM: Adjusted Income from Operations
UPSTREAM: Adjusted Income from Operations

0
200
400
600
800
633
668
60
-7
-115
-60
248
-78
-13
Million Euro
2Q 2008 Results:  DOWNSTREAM
2Q07
2Q08
Others
Exchange
Rate
Inventory
Effect
Products
sales
Refining
Activity
Chemical
Activity
R&M Latam
DOWNSTREAM: Adjusted Income from Operations
DOWNSTREAM: Adjusted Income from Operations

296
19
178
324
-25
-144
0
200
400
600
Million Euro
2Q 2008 Results:  YPF
2Q07
2Q08
Price effect
Costs
Others:
Chemicals,
Exchange rate,
others…
Volume
YPF: Adjusted Income from Operations
YPF: Adjusted Income from Operations

CONCLUSIONS
Improvement in upstream prices
Improvement in upstream prices
Strong Refining Margins
Strong Refining Margins
Enhanced performance at our YPF and
Enhanced performance at our YPF and
Gas Natural affiliates
Gas Natural affiliates
Lower chemical margins
Lower chemical margins
Labor and transport strikes
Labor and transport strikes
Fully
Fully
compensated
compensated
by…
by…

PLEASE KINDLY TAKE NOTE OF THE DETAILS OF THE CONFERENCE CALL AND WEBCAST:
Tuesday, 31 July 2008: 17.00h (Madrid) 16.00h (London)
SUMMARY:
Listen only mode Intervention followed by a Questions and Answer Session.
You may follow the webcast presentation through www.repsol.com or dial:
Dial in number (on Spain):    +34 91 789 51 40
Dial in number (rest of countries):     +44 (0) 207 107 06 85
Access code not needed
The conference call will be available for 7 days after the 31st July 2008 (until 7th August 2008) on the following number:
Replay details : Dial in on:   +34 91 787 96 70    ---- Pin number:   192114#
On our website replay will be available for the next 6 months
For any further information please contact the Investor Relations team
REPSOL YPF 2    QUARTER 2008 PRELIMINARY  RESULTS
REPSOL YPF 2    QUARTER 2008 PRELIMINARY  RESULTS:
Conference Call details
st
nd

Pº Castellana 278-280
28046 Madrid (Spain)
Tel: 34 913 48 55 48
Fax: 34 913 48 87 77
2Q 2008
2Q 2008
PRELIMINARY RESULTS
PRELIMINARY RESULTS
E-mail: inversores@repsolypf.com
Website: www.repsol.com
Investor Relations
Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

REPSOL YPF, S.A.

Date: July 31st, 2008	By:	/s/ Fernando Ramírez
	Name:	Fernando Ramírez
	Title:	Chief Financial Officer